                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           INTERNATIONAL BARTER CORP.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    459108106
                                 (CUSIP Number)

  STEVE WHITE, 21400 INTERNATIONAL BLVD., SUITE 207, SEATTLE, WASHINGTON 98198
                               (206) 870-9290
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                FEBRUARY 6, 1999
            (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       (Continued on the following pages)

                                Page 1 of 8 Pages

                                  SCHEDULE 13D


CUSIP No.   459108106                                        PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      ASTRA ADVISORS LLC 13-402743
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
-------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          670,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          670,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      670,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS

                                  SCHEDULE 13D


CUSIP No.   459108106                                        PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      LIAD Y. MEIDAR
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
-------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          670,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          670,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      670,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS

Item 1. Security and Issuer.

        This statement relates to the common stock, par value $.001 per share ("Common Stock"), of International Barter Corp., a Nevada corporation ("Company"). The address of the Company's principal executive office is 21400 International Blvd., Suite 207, Seattle, Washington 98198.

        In July 1998, the Company effected a two-for-one stock split. All share information contained in this statement gives effect to this stock split.

        The shares of Common Stock that are the subject of this statement are issuable upon exercise of stock options (the "Options") issued to Astra Advisors LLC at exercise prices ranging form $2.00 to $14.00 per share.

Item 2. Identity and Background.

        This statement is filed jointly by Astra Advisors LLC ("Astra"), a limited liability company organized under the laws of New York, whose principal business is strategic planning and advisory services, and Liad Y. Meidar (the "Reporting Persons"). Mr. Meidar is the President and controlling equity owner of Astra. The business address for Astra and Mr. Meidar is 61 West 62nd Street, #19D, New York, NY 10023. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The Reporting Persons acquired the Options to purchase an aggregate of 670,000 shares of Common Stock on February 6, 1999 for services rendered and to be rendered the Company pursuant to a Consulting Agreement dated as of October 1, 1998 with the Company ("Consulting Agreement") pursuant to which Mr. Meidar has agreed to serve as an advisor to the Company through September 30, 2000, focusing on potential acquisitions, strategic planning and business development. The Options are exercisable at prices ranging from $2.00 to $14.00 per share for a period commencing February 6, 1999 and expiring on February 6, 2004.

Item 4. Purpose of Transaction.

        The Options were acquired by the Reporting Persons as compensation for consulting services solely for investment purposes and not for the purpose of acquiring control of the Company.

        Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

                               (Page 4 of 8 Pages)

Item 5. Interest in Securities of the Issuer.

        (a) Astra is the beneficial owner of Options to purchase an aggregate total of 670,000 shares of Common Stock, representing approximately 10.4% of the issued and outstanding shares of Common Stock of the Company. Liad Y. Meidar is the President and controlling equity owner of Astra. In his capacity as President and controlling equity owner of Astra, Mr. Meidar shares voting and dispositive power with respect to the securities beneficially owned by Astra and is also deemed to be the beneficial owner of the Options. Accordingly, Mr. Meidar beneficially owns the Options to purchase an aggregate total of 670,000 shares of Common Stock, representing approximately 10.4% of the issued and outstanding shares of Common Stock of the Company. The Options are exercisable at any time during the period commencing February 6, 1999 and expiring on February 6, 2004.

        The percentages of outstanding shares of Common Stock of the Company set forth in the preceding paragraph is computed based on a total of 5,776,400 shares of common stock outstanding as of December 31, 1998.

        (b) Upon issuance of Common Stock upon exercise of the Options, Astra will have the power to vote or to direct the vote of the 670,000 shares beneficially owned by it, as well as the power to dispose or direct the disposition of the securities. In his capacity as President and controlling equity owner of Astra, Mr. Meidar may also be deemed to have the power to direct the vote and disposition of these securities, and accordingly shares voting and dispositive power with respect to the 670,000 shares beneficially owned by Astra.

          (c)  See items 3 and 4 above.

          (d)  Inapplicable

          (e)  Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

        Under the terms of the Consulting Agreement, if a merger or acquisition transaction is consummated during the term of the Consulting Agreement or within one year thereafter, Mr. Meidar will receive a fee equal to 3% of the consideration paid by the Company, payable 50% in cash and 50% in Common Stock valued at fair market value.

        Of the 670,000 Options, 40,000 have been granted under the Company's 1998 Stock Option Plan, intended to serve as an equity incentive program for management, qualified employees, non-employee members of the Board of Directors, and independent advisors or consultants.

        Except as set forth above, neither Astra nor Mr. Meidar has any contracts, arrangements, understandings or relationships with any person with respect to any of the securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                               (Page 5 of 8 Pages)

Item 7. Materials to be Filed as Exhibits.

        1.0    Consulting Agreement with Liad Meidar.*

        2.0 Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act


__________________

* Incorporated by reference to the exhibits to the Registration Statement on form SB-2 as filed with the Securities and Exchange Commission on January 29, 1999



                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   February 3, 1999

Astra Advisors LLC
a New York limited liability company


By: /s/ LIAD MEIDAR
--------------------------
Liad Y. Meidar, President


Dated:   February 3, 1999



/s/ LIAD MEIDAR
--------------------------
Liad Y. Meidar

                              (Page 6 of 8 Pages)

                                        EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------
    1.0        Consulting Agreement with Liad Meidar.*

    2.0 Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act

__________________

* Incorporated by reference to the exhibits to the Registration Statement on form SB-2 as filed with the Securities and Exchange Commission on January 29, 1999

                               (Page 7 of 8 Pages)

                                   EXHIBIT 2.0

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


        The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of International Barter Corp. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Dated:   February 12, 1999

Astra Advisors LLC
a New York limited liability company


By: /s/ LIAD MEIDAR
--------------------------
Liad Y. Meidar, President


Dated:   February 12, 1999


/s/ LIAD MEIDAR
--------------------------
Liad Y. Meidar


                               (Page 8 of 8 Pages)